

February 8, 2012

Dayong Sun
Chief Executive Officer
Kama Resources Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

> **Re:** **Kama Resources Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed January 12, 2012**
> **File No. 333-164206**

Dear Mr. Sun:

We have reviewed your amended filing and your response letter dated January 11, 2012 and have the following comments.

General

1. We note that your response to comment 1 of our comment letter dated January 6, 2011 does not provide any analysis regarding how your min-max offering complies with Exchange Act Rule 10b-9. For this reason, we reissue our prior comment. Please provide us with an analysis as to how your offering is consistent with the requirements of Rule 10b-9, particularly given the fact that you have not established an escrow or trust account in which to place subscriptions.

2. We note your revised disclosure in response to comment 2 of our comment letter dated January 6, 2011 in the section of the prospectus entitled "Dilution of the Price You Pay for Your Shares." First, it is unclear why you have included information regarding the terms of sale in this section rather than in a separate section clearly identified as describing the terms of the offering. Second, in defining when securities will be considered sold, your revised disclosure does not specify what you mean by "when payment is received" for payments made other than in cash. Please revise your disclosure to clarify whether "when payment is received" means once drafts or checks are deposited and cleared since merely delivering a draft or check would not guarantee that the funds are available and that a sale has actually transpired.

Cover Page

3. In the third paragraph you state that in the event the minimum of 1 million shares are not sold, "all money received by [you] will be promptly returned…." Please briefly disclose

on the cover page that because you have not established an escrow account in connection with the offering, investors could lose all of their investment even if you do not meet the minimum requirement to go forward with the offering.  Clarify that there is a risk that the subscription payments made by investors could be attached by creditors in which case investors would lose all of their investment.

Risk Factors

4.      It appears that you should include risk factor disclosure regarding the risk that your limited reporting obligation under Section 15(d) poses to investors, namely that shareholders may have limited access to information.  Specifically, you should clarify that as a 15(d) issuer, you will not be subject to the proxy rules and Section 16 of the Exchange Act. You should further specify that your obligation to file may be automatically suspended after the fiscal year within which your registration statement becomes effective in the event you do not register a class of securities under Section 12 of the Exchange Act, or you have fewer than 300 holders of record.  In this regard, we note your related though limited disclosure in the section of the prospectus entitled "Reports."

Exhibit 5.1

5.      The opinion states in enumerated paragraph 4 that the "Registered Shares are duly authorized and validly issued as fully paid and non-assessable" even though the shares covered by the registration statement have not yet been sold.  Please provide an opinion of counsel as to whether the up to 2 million shares will be, when sold at the price set forth in the registration statement and in accordance with the plan of distribution, legally issued, fully paid and non-assessable.  Refer to Staff Legal Bulletin No. 19, available on our website at http://www.sec.gov/interps/legal/cfslb19.htm for further guidance.

        Please contact the undersigned at (202) 551-3457 with any questions.  If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc:     Via Facsimile (305) 531-1274
        Jill Arlene Robbins, P.A.